October 12, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (202) 362-2902

Mr. Kevin J. Lynch
Chairman, President and Chief Executive Officer
Oritani Financial Corp.
370 Pascack Roar
The Township of Washington, New Jersey 07676

> Re: Registration Statement on Form S-1
>   Filed September 14, 2006
>   File No. 333-137309

Dear Mr. Lynch:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In the next amendment, please include the graphics, maps, and related captions as they will appear in the prospectus, or provide us draft copies.

2.   Confirm that you will distribute this prospectus with each proxy statement distributed to depositors who will vote on the plan of conversion.

3.   Please consider the updating requirements of Rule 3-12(g) of Regulation S-X when you file your next amendment to the registration statement.

4.   Please file an updated consent of the independent accountants as an exhibit in your next amendment. Refer to Item 302 of Regulation S-T.

Our Policy Regarding Dividends, page 17

5.   Note in this section that you anticipate that the MHC will waive right to dividends, assuming that the company were to pay them.

6.   Here or in the main section, disclose the amount available for the payment of dividends.

Oritani Savings Bank may use the proceeds…,page 34

7.   Expand this section to discuss any specific plans to establish any de novo branches. If there are none, expand the end of bullet point two to also cover de novo branches. If you have any specific plans to use the funds to support new products and services, please discuss.

Allowance for Loan Losses, page 82

8.   In the table on page 83, please consider including the ratio of the allowance for loan losses to non-performing assets.

Directors Fees, page 120

9.   Disclose how many meetings were held by Oritani Financial Corp and how many meetings were held by Oritani Savings Bank during fiscal 2006. Also disclose here who is the Lead Director, who is the Chairman of the Audit Committee and who are the chairmen of the other board committees. We believe that it would be helpful to the reader if you aggregated all fees paid to each of the five non-employee directors and disclosed that amount.

Directors Deferred Fee Plans, page 121

10.   With respect to the credit to accounts under the plan that pays interest at a rate equal to the greater of the Citibank Prime Rate or 9%, disclose the amount that was credited to directors for fiscal 2006.

Benefit Equalization Plan, page 124

11.   In the penultimate sentence of the first paragraph, disclose the number of participants in this plan. In the second paragraph, disclose for the five named officers, the amount of interest paid under the plan that pays the greater of the Citibank Prime Rate or 9%, or revise footnote (4) to clearly state that this includes all interest that has been accrued during the year under this plan.

Senior Officers Post-Retirement Medical Coverage, page 126

12.   Disclose the number of employees covered under this plan and the cost to the company during fiscal 2006 for the named officers.

Group Life Insurance Retirement Plan, page 126

13.   Disclose the cost to the company of this plan for named officers and directors.

Other Transactions, page 131

14.   In the last sentence, state if true, that in the opinion of management the terms were as fair to the company as could have been made with unaffiliated parties.

Where you can find more information, page 162

15.   Delete the qualification in the last sentence of the first paragraph.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Irving at 202-551-3321 if you have any questions regarding accounting matters. Please contact David Lyon at 202-551-3421 or me at 202-551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst
Financial Services Group

cc: John J. Gorman, Esq.
        Luse Gorman Pomerenk & Schick, P.C.
        5335 Wisconsin Ave NW
        Washington, D.C. 20015